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EVN

Letter to Shareholders 1st Quarter 2005/06
October 1 – December 31, 2005


adds

Highlights 1st Quarter 2005/06

- 52.8% sales revenues (EUR 547.8 m)
- 20.7% EBITDA (EUR 128.7 m)
- 19.4% EBIT (EUR 87.7 m)
- 32.1% Period net result (EUR 82.2 m)
- 67.0% Cash flow from operations (EUR 80.7 m)

- Revenue improvement in all business areas
- Strong rise in earnings from EVN Group investments
- Major investment increase for renewable energies
- Integration of the two Bulgarian subsidiaries
- New segmentation reflects changes in the Group's organisational structure

Key figures EVN Group		2005/06 Q. 1	2004/05 Q. 1	Change %	2004/05	2003/04
Supply volumes to end customers						
Electricity	GWh	3,556	1,651	115.4	11,342	6,164
Gas	m m^3	263	248	5.9	707	716
Heating	GWh	351	332	5.6	1,033	967
Income statement						
Sales revenues	EUR m	547.8	358.4	52.8	1,609.5	1,207.3
EBITDA	EUR m	128.7	106.6	20.7	335.2	297.6
EBITDA margin	%	23.5	29.7	–	20.8	24.6
Operating result (EBIT)	EUR m	87.7	73.5	19.4	131.0	114.6
EBIT margin	%	16.0	20.5	–	8.1	9.5
Result before tax	EUR m	112.2	85.6	31.1	186.2	135.9
Period net result	EUR m	82.2	62.3	32.1	144.4	117.4
Number of shares	Total	40,881,455	40,881,455	–	40,881,455	38,131,455
Earnings per share (EPS)	EUR	2.01	1.52	32.1	3.53	3.08
Balance sheet						
Balance sheet total	EUR m	4,941.8	3,944.2	25.3	4,739.6	3,732.0
Equity	EUR m	2,397.2	1,691.5	41.7	2,285.4	1,555.7
Equity ratio	%	48.5	42.9	–	48.2	41.7
Net debt	EUR m	667.4	694.4	–3.9	673.8	429.3
Gearing	%	27.8	41.1	43.9	29.5	27.6
Cash flow and investments						
Cash flow from operations	EUR m	80.7	48.3	67.0	250.8	242.6
Investments in tangible assets	EUR m	40.4	19.7	104.8	192.6	168.8
Net debt coverage (FFO)	%	14.0	8.7	–	44.5	67.0
Interest coverage (FFO)	x	7.3	5.0	–	6.1	6.4
Employees						
Number of employees	Average	6,515	2,616	149.0	6,654	2,608
EBIT/employee	TEUR	13.5	28.1	–	19.7	43.9
Value added						
Capital employed	EUR m	3,776.9	3,032.0	24.6	3,645.0	2,896.4
Return on equity (ROE)	%	3.9	3.8	–	8.2	8.7
Return on capital employed (ROCE)	%	3.0	2.7	–	6.2	6.2
Return on net assets (RONA)	%	5.4	4.8	–	7.9	7.5



The strategy adds up

Dear shareholder!

Following a year of considerable growth rates, primarily the result of the integration of our new Bulgarian subsidiaries, EVN succeeded in maintaining its dynamic business development in the 1st quarter of the 2005/06 financial year. Due to increases in sales revenues and earnings throughout all business areas, the Group once again posted a significant improvement in its operating result (EBIT), which rose 19.4%. Furthermore, the excellent performance of EVN Group investments led to a 32.1% rise in the Group net result, and a corresponding 32.1% increase in earnings per share. The value added in the EVN Group further improved, as demonstrated by key indicators such as ROE, ROCE and RONA. The positive performance of our Group reflects – last but not least – the more optimistic economic outlook for Austria's economy, which has been evident since the last quarter of 2005.

Higher level of transparency and responsibility for business results

New Group and reporting structure

With the current letter to our shareholders, we are reporting in the new segmental reporting structure adopted by EVN for the first time. It has emerged as the logical consequence of the changes made in our Group structure, effective October 1, 2005. We now classify our business in three segments – Energy, Environmental Services, and Other Business – which corresponds to the system of management principles as well as the objective differentiation of our business activities, enabling a high level of transparency. In the first months following its implementation, the new structure of our Group has extensively proven its value on an operational level. It now optimally corresponds to the operational processes in the Group, ensuring an efficient and decentralised management based on flat hierarchies.

EVN Netz GmbH has been set up within the framework of the newly created organisational structure. In the meantime, this new subsidiary has assumed responsibility for all aspects of the electricity and gas network business, meaning, in essence operational management, technical services and maintenance. EVN decided to implement the fully-functional model, which involves the transfer of relevant fixed assets related to the electricity and gas networks, along with network operations, to the new company. 1,504 employees involved in network operations have been transferred to the new network company. EVN is the first Austrian energy provider which has fulfilled the legally binding unbundling of production, trading, sales and distribution activities as well as network services to the highest possible level.

Increasing focus on ensuring energy supplies

The conflict over Russia's natural gas deliveries to the Ukraine, which broke out at the beginning of 2006, focused attention on the necessity to ensure the security of energy supplies, an issue which had taken a back seat in recent years during the process of market liberalisation and consolidation. The debate over the widespread dependency on one energy source, or even on a small number of energy suppliers, serves as a reminder that maintaining the security of energy supplies is the key issue in providing energy.

Sufficient reserves

In addition to the storage of gas, it is also necessary to ensure a sufficient level of flexibly available power plant capacity. However, the ability to do so has been called into question by the declining reliance on coal and oil, thanks to the trading being carried out with CO_2-emission certificates. From an energy-policy point of view, it will be necessary to re-consider the priorities being set, and balance the needs of a competitive market with securing energy supplies. It is vital that energy providers have a sufficient number of CO_2-certificates at their disposal, as the basis for ensuring autonomy and flexibility in the use of primary energy sources, and thus guaranteeing energy supplies.

Diversified sources of supply and storage

EVN is well-positioned

EVN has naturally used the resources at its disposal to take precautions on behalf of its customers. The key components of our strategy to secure energy supplies are first, a diversified portfolio of energy sources through the procurement of gas from Russia, Norway, Germany and Austria, and second, the operation of high-performance storage facilities. In this connection, our shareholding in Rohöl-Aufsuchungs-AG (RAG) has become increasingly important, in light of the fact that RAG is currently constructing Europe's second largest gas storage facility, with a storage volume of up to 2.4 bn m^3.

The partnership of the largest Austrian gas suppliers and OMV in creating EconGas, which has been responsible for coordinating the joint sourcing, storage of reserves and supply of gas to large customers since 2003, also represents a significant development. This bundling of gas volumes and services in a single company serving large end customers, gas distributors and power stations, has enabled economies of scale and a higher degree of flexibility.

Flexible primary energy mix

In terms of producing electricity and heat, EVN has a comparatively high level of flexibility in the application of primary energy sources. At an early stage, we also began to operate our heating network on the basis of biomass, a renewable, CO_2-neutral energy source. More than 60% of the district heating provided by EVN will be derived from wood chips in the near future.

Increasing investments in biomass and wind-generated power

In order to further diversify our primary energy mix, we have also intensified our investments in the field of renewable energy sources. In the year 2006 alone, EVN will invest a total of EUR 65 m in constructing six biomass-fired district heating as well as six biomass-fired local heating stations. In addition to two biomass-fired, combined cycle heat and power plants in Mödling and Baden, EVN will also set up biomass district heating stations in Stockerau, Ternitz, Gmünd, and St. Valentin.

Tripling wind-generated electricity capacity

We are also considerably expanding our current capacity of wind-generated electricity. In the period between the beginning of 2005 and the middle of 2006, our windpower capacity will more than triple from 30 MW to 110 MW. This output corresponds to approximately two-thirds of the electricity produced by the Vienna-Freudenau Danube power station, and means that roughly 70,000 households will be supplied with environment-friendly windpower. Most recently, our new wind park with a power generating capacity of 14 MW commenced operations in Japons, located in Austria's Waldviertel region, in September 2005.

Power plant project in Germany

In the 1st quarter of the 2005/06 financial year, considerable progress was made in preparing for the construction of a new coal-fired power plant which EVN and STEAG of Duisburg-Walsum, Germany, intend to jointly construct. A final decision on the feasibility of the project is expected to be made by the middle of 2006 on the basis of comprehensive preliminary studies.

New water projects for Lithuania and Cyprus

Our Environmental Services segment began the new financial year on a positive note, winning the contract for two projects in Lithuania and Cyprus. By the end of 2008, our 100% subsidiary WTE will complete the fully biological expansion phase for the central wastewater purification facility of the city of Kaunas, Lithuania, with a population equivalent of 370,000. In Cyprus, WTE was awarded the job of constructing a wastewater treatment facility for the capital city of Nicosia. The contract encompasses the turn-key construction of the facility for a population equivalent of about 100,000, as well as the operation of the plant for a period of over ten years. Acquisition activities for various wastewater and waste incineration projects in other Eastern European markets are also showing great promise.

Responsibility for water supply network in Gerasdorf near Vienna

On October 1, 2005, our fully-owned subsidiary evn wasser assumed responsibility for operating and maintaining the 30-year-old water supply network of the municipality Gerasdorf, Lower Austria, which encompasses 111 km of water pipelines and 4,660 water meters for more than 11,000 inhabitants. evn wasser is also increasingly active in the wastewater treatment business. Two wastewater treatment plants are already in operation, and a third facility for two Lower Austrian municipalities is under construction.

Growing internationalisation

With dedication and commitment, we have moved ahead during the period under review with activities designed to further internationalise our energy business. Above all, South-East Europe continues to be of great interest to EVN. In this regard, we are currently participating in the privatisation process for electricity supply companies in Romania and Macedonia, and are simultaneously striving to acquire a license to build up a gas supply network in the western part of Bulgaria.

Further integration and optimisation in Bulgaria

Preparing for market liberalisation

In the 1st quarter 2005/06, we made considerable progress in integrating the two regional Bulgarian electricity supply companies ERP Plovdiv and ERP Stara Zagora, of which we acquired a majority holding in January 2005. In addition to harmonising their operations with other companies within the EVN Group, the Bulgarian subsidiaries are being prepared to meet the challenges posed by the planned liberalisation of the energy sector.

A modern, customer-oriented sales organisation modelled after EVN in Lower Austria is also being established. As a consequence of measures taken to improve customer service and competitiveness, the number of employees working for ERP Plovdiv and ERP Stara Zagora will be reduced by 1,000 by the end of 2007. This decline in the work force will take place on the basis of a natural fluctuation as well as a voluntary social support program. In the current financial year, the business results of the Bulgarian subsidiaries will be strongly shaped by the necessary restructuring. However, we are laying the groundwork for a positive business development in the years to come.

Outlook

EVN is expected to continue its very dynamic development within the framework of a more favourable outlook in the overall business environment. Due to the strong seasonal nature of the energy sector, EVN's solid results in the 1st quarter can not simply be taken as a valid benchmark for the further development of business during the 2005/06 financial year. However, due to various factors, we anticipate a significant increase in Group sales revenues and operating result. These include the first-time consolidation of the Bulgarian subsidiaries for an entire year, the high level of electricity generation in our own power plants, and further growth in the water, wastewater and waste incineration areas. Due to the positive development of EVN Group investments, the financial result of the Group is also expected to surpass last year's level. All in all, we anticipate an improvement once again in the Group net result.

Burkhard Hofer
Speaker of the Executive Board

Maria Enzersdorf,
February 2006

Business and energy sector environment

In the 1st quarter of the 2005/06 financial year (October 1 – December 31, 2005), the business development of the EVN Group was affected by the following factors:

- Temperatures below last year's level.
- An ongoing increase in wholesale prices for electricity.
- A drop in the price of crude oil, but a rise in natural gas prices.

Conducive impact of temperatures

In terms of the heating degree total, which represents the energy industry's standard indicator for temperature-related heating demand, temperatures in the regions supplied by EVN were around 6.9% lower in the period October to December 2005 than in the comparatively warm 1st quarter of the previous year. This change tended to have a positive effect on sales volumes in the gas and heating segments.

The ongoing climb in electricity energy prices has continued unabatedly during the last months. This can be primarily attributed to the broad-based rise in primary energy prices since 2003, but also to the beginning of trading with CO_2-emission certificates in January 2005. The market prices also reflect the growing shortage of available power generating capacity in the face of increasing demand.

Significantly higher wholesale prices for electricity and gas

On average, spot market prices on the European Energy Exchange EEX in 2005, both for base products and peak products, were 60% higher than comparable levels in the preceding year. During the second half of the year 2005, the price for CO_2-emission certificates dropped to a level of EUR 21–24/t, following the record of close to EUR 30/t in June 2005. Crude oil prices declined by approximately 5.0% in the period October to December 2005. In contrast, the natural gas price rose by around 4.7% in the period under review, due to the contractually stipulated time lag related to oil prices. In the light of the ongoing upward tendency of oil prices during the last six months, the cost of natural gas is expected to climb even further. Against this backdrop, EVN passed on the increasing costs to end consumers by adjusting gas sales prices, effective October 1, 2005.

Generally speaking, the overall economic environment is more favourable than economists have predicted to date. In the meantime, the original economic forecasts for the second half of 2005 in particular have been revised upwards. According to current estimates, growth in the Austrian economy reached a level of 1.8% in 2005 overall. The latest forecasts foresee an economic growth rate between 2% and 2.5% for 2006. The main reasons for this more optimistic outlook are the increase in domestic demand, and an upturn in the German economy. The Bulgarian economy grew at an estimated rate of 5.7% in 2005. GDP growth in Bulgaria is anticipated to remain at a high level, reaching 5.5% in 2006.

Overall business development

The two Bulgarian companies in which EVN acquired a 67.0% holding – ERP Plovdiv and ERP Stara Zagora – have been fully consolidated in the consolidated financial statements of the EVN Group since January 2005, starting with the 2nd quarter of the 2004/2005 financial year. This enlargement in the scope of consolidation led to major changes in almost all items, due to the fact that the Bulgarian subsidiaries had not yet been incorporated into the income statement in the 1st quarter of the previous year.

Sales revenues/segment Q. 1 2005/06



2.0%
11.5%
86.5%
Energy
Environmental Services
Other Business

Significant rise in sales revenues

In the 1st quarter 2005/06, total sales revenues of the EVN Group climbed to EUR 547.8 m, a rise of 52.8%, or EUR 189.4 m, above the previous year's level. The main reasons for this significant growth in sales revenues were the initial consolidation of the two Bulgarian electricity supply companies, acquired by the EVN Group in January 2005, an increase in the energy business in Austria, as well as an expansion of the project business in the Environmental Services segment.

The item combining "Changes in inventories and work performed and capitalised and other operating income" declined in the period under review by EUR 8.8 m, to EUR 11.6 m, due to the invoicing of construction projects.

The increase in the item "Electricity purchases and primary energy expenses" by 77.6%, or EUR 123.7 m, to EUR 283.2 m, is primarily the result of the first time consolidation of the two Bulgarian subsidiaries. It is also attributable to the sharp increase in market prices for purchasing electricity and gas as well as the expenditures for purchasing CO_2-emission certificates.

The cost of materials and services climbed by 35.3% to EUR 68.5 m, which was mainly due to the expansion of the project business.

Personnel more than doubled

Bulgaria strongly drives up workforce numbers

Compared to the first three months of the previous financial year, the acquisition of the two Bulgarian electricity supply companies led to a significant increase in the workforce of the EVN Group. The average number of employees rose by 3,899 people compared to the previous year, to a total of 6,515. Accordingly, EVN personnel expenses also climbed, showing a rise of 25.5% to EUR 64.1 m. However, the increase was disproportionately small, due to the lower wage levels prevailing in Bulgaria. In addition to the enlargement in the scope of consolidation, the main reasons for the increase in personnel expenses were the restructuring costs in Bulgaria, higher expenditures for pensions and a collective labour agreement.

Depreciation in the EVN Group rose by 23.7% to EUR 40.9 m during the period under review, as a consequence of the initial consolidation of the two Bulgarian electricity supply companies.

Operating result (EBIT)


90
75
60
45
30
15
EUR m
71.3
73.5
87.7
03/04 Q. 1
04/05 Q. 1
05/06 Q. 1

EBIT/segment Q. 1 2005/06


11.2%
1.0%
87.8%
Energy
Environmental Services
Other Business

EBIT clearly surpasses previous year's level

On this basis, the operating result (EBIT) of the EVN Group climbed by 19.4%, or EUR 14.2 m, to EUR 87.7 m in the 1st quarter 2005/06. The Energy segment accounted for EUR 77.0 m of the operating result, whereas the Environmental Services segment contributed EUR 9.8 m, and the Other Business segment EUR 0.9 m. The significant improvement in the Group operating result can be attributed to the increase in the operating result of the Energy segment.

Financial result more than doubled

There was a significant improvement in the financial result of the EVN Group in the period under review. It reached a volume of EUR 24.5 m, a total of EUR 12.4 above the level posted in the previous year. Thus the financial result more than doubled. This was primarily due to the higher contribution of Group investments, which rose by 67.6%, or EUR 12.4 m, to EUR 30.8 m, as a consequence of the favourable development of the companies consolidated at equity in the consolidated financial statements, namely Rohöl-Aufsuchungs-AG as well as ZOV. ZOV is a joint venture with RWE to construct and operate a wastewater purification facility in Zagreb, which did not make a contribution to the financial result in the 1st quarter of the previous financial year. Despite an expansion of EVN's project business, the item "Interest and other financial result" declined only slightly by 2.4% to EUR –6.4 m.

The result before tax amounted to EUR 112.2 m, surpassing the previous year's total by 31.1%, or EUR 26.6 m. The item "Minority interests" was EUR 8.7 m higher than the level in the preceding financial year. This was due to the fact that RAG Beteiligungs AG (minority interests: 49.95%) and the two Bulgarian subsidiaries (minority interests: 33.0% each) were not yet fully consolidated during the 1st quarter of the 2004/05 financial year.

After taking account of taxes on profit and minority interests, the period net result in the 1st quarter totalled EUR 82.2 m, which was 32.1% higher than the comparable figure for the preceding year. Accordingly, earnings per share climbed by 32.1%, or EUR 0.49, to EUR 2.01.

Income statement (IFRS)

	2005/06	2004/05	Change	
	Q. 1	Q. 1		
	EUR m	EUR m	EUR m	%
Energy revenues	473.8	316.1	157.7	49.9
Environmental services revenues	62.9	37.4	25.5	68.3
Other Business revenues	11.1	4.9	6.2	–
Sales revenues	**547.8**	**358.4**	**189.4**	**52.8**
Changes in inventories and work performed and capitalised and other operating income	11.6	20.4	–8.8	–42.9
Electricity purchases and primary energy expenses	–283.2	–159.5	–123.7	–77.6
Cost of materials and services	–68.5	–50.6	–17.9	–35.3
Personnel expenses	–64.1	–51.1	–13.0	–25.5
Depreciation	–40.9	–33.1	–7.8	–23.7
Other operating expenses	–15.0	–11.0	–4.0	–36.3
Operating result (EBIT)	**87.7**	**73.5**	**14.2**	**19.4**
Result from associated companies at equity and other investments	30.8	18.4	12.4	67.6
Interest and other financial result	–6.4	–6.2	–0.2	–2.4
Financial result	**24.5**	**12.1**	**12.4**	**–**
Result before tax	**112.2**	**85.6**	**26.6**	**31.1**
Taxes on profit	–21.3	–23.4	2.1	9.0
Result after tax	**90.9**	**62.2**	**28.7**	**46.2**
thereof				
Minority interests	8.7	0.0	8.7	–
Period net result/share of EVN AG shareholders	**82.2**	**62.3**	**19.9**	**32.1**
	EUR	EUR	EUR	%
Earnings per share[1]	**2.01**	**1.52**	**0.49**	**32.1**

[1] Diluted equals undiluted earnings

Balance sheet structure


100
90
80
70
60
50
40
30
20
10
%
15.4
84.6
9.7
41.8
48.5
31.12.2005
Current assets
Fixed assets
Current liabilities
Long-term liabilities
Equity

Balance sheet (IFRS)

	31.12.2005	30.9.2005	Change	
	EUR m	EUR m	EUR m	%
Assets				
Fixed assets				
Tangible and intangible assets	2,058.1	2,060.0	–1.9	–0.1
Associated companies at equity and other investments	1,725.1	1,659.3	65.8	4.0
Receivables from leasing	278.4	244.9	33.4	13.7
Other fixed assets	120.8	107.8	13.0	12.0
	4,182.4	**4,072.1**	**110.3**	**2.7**
Current assets				
Inventories	54.4	64.5	–10.0	–15.6
Receivables and other current assets	419.7	341.9	77.9	22.8
Cash and current deposits	285.2	261.1	24.1	9.2
	759.4	**667.5**	**91.9**	**13.8**
Total assets	**4,941.8**	**4,739.6**	**202.2**	**4.3**
Equity and liabilities				
Equity				
Share capital	99.1	99.1	–	–
Capital reserves	309.4	309.4	–	–
Retained earnings	1,163.0	1,080.9	82.1	7.6
Revaluation reserve	7.1	7.1	–	–
Valuation reserve according to IAS 39	618.5	597.7	20.8	3.5
Currency translation differences	0.3	0.1	0.1	–
Minority interests	199.9	191.2	8.7	4.6
	2,397.2	**2,285.4**	**111.8**	**4.9**
Long-term liabilities				
Long-term debt	1,058.2	1,035.6	22.7	2.2
Deferred tax	307.3	295.2	12.1	4.1
Long-term provisions	399.0	387.4	11.6	3.0
Deferred income from customer payments for network construction	231.2	226.2	5.0	2.2
Other long-term liabilities	71.3	68.3	3.0	4.4
	2,067.0	**2,012.7**	**54.3**	**2.7**
Current liabilities				
Short-term loans	0.3	2.3	–2.0	–86.2
Taxes payable	101.8	72.8	29.0	39.9
Trade accounts payable	114.6	138.6	–24.0	–17.3
Current provisions	159.1	128.3	30.7	23.9
Other current liabilities	101.9	99.6	2.3	2.3
	477.6	441.5	36.1	8.2
Total equity and liabilities	**4,941.8**	**4,739.6**	**202.2**	**4.3**

Balance sheet total close to EUR 5 bn

Significant increase in the balance sheet total

The balance sheet total of the EVN Group amounted to EUR 4,941.8 m at the end of the period under review (December 31, 2005), an increase of 4.3%, or EUR 202.2 m, compared to the last balance sheet date (September 30, 2005).

The item "Associated companies at equity and other investments" primarily rose due to the profit-neutral increase in value of EVN's shareholding in Verbundgesellschaft, and the write-ups of companies consolidated at equity, which were capitalised in the income statement as gains. In addition, an increase in receivables from leasing resulted in a rise in fixed assets.

Current assets rose by EUR 91.9 m to EUR 759.4 m, which was primarily due to the rise in receivables from the Energy segment in connection to the balance sheet date at December 31, 2005.

On the equity and liabilities side, long-term liabilities rose by 2.7%, or EUR 54.3 m, to EUR 2,067.0 m compared to the previous balance sheet date.

Current liabilities on the balance sheet date were characterised by a decline in the item "Trade accounts payable" by EUR 24.0 m, which in turn was offset by an increase in current provisions by EUR 30.7 m. In conjunction with the higher level of taxes payable, which climbed by EUR 29 m, total current liabilities stood at EUR 477.6 m, which was EUR 36.1 m above the comparable figure in the preceding year.

Equity ratio: 48.5%

Further increase in the equity ratio

Due to the solid period net result for the 1st quarter 2005/06, the increase in minority interests as well as the continuing upward adjustment in value of EVN's investment in Verbundgesellschaft, equity went up by 4.9%, or EUR 111.8 m, to EUR 2,397.2 m in the period under review. Accordingly, the equity ratio rose to 48.5% as at December 31, 2005. Net debt totalled EUR 667.4 m, corresponding to a gearing of 27.8%, which continues to be well under the average of companies operating in the energy sector.

Changes in equity

EUR m	Share capital	Capital reserves	Retained earnings	Re-valuation reserve	Valuation reserve (IAS 39)	Currency translation differences	Minority interests	Total
Balance 30.9.2004	**99.1**	**309.4**	**965.3**	**–**	**159.5**	**–0.4**	**22.8**	**1,555.7**
Offsetting of negative goodwill[1)]	–	–	10.1	–	–	–	–	10.1
Balance 1.10.2004	99.1	309.4	975.4	–	159.5	–0.4	22.8	1,565.8
Dividend 2003/04	–	–	–38.8	–	–	–	–0.9	–39.7
Group net result 2004/05	–	–	144.4	–	–	–	12.7	157.1
Profit-neutral changes to the value of financial instruments	–	–	–	–	438.2	–	–	438.2
Currency translation	–	–	–	–	–	0.5	–	0.5
Share acquisition of fully consolidated companies	–	–	–	–	–	–	–0.4	–0.4
Changes in the scope of consolidation	–	–	–	–	–	–	68.5	68.5
Business combinations achieved in stages	–	–	–	7.1	–	–	88.5	95.5
Balance 30.9.2005	**99.1**	**309.4**	**1,080.9**	**7.1**	**597.7**	**0.1**	**191.2**	**2,285.4**
1st quarter 2005/06 net result	–	–	82.2	–	–	–	8.7	90.9
Profit-neutral changes to the value of financial instruments	–	–	–	–	20.8	–	–	20.8
Currency translation	–	–	–	–	–	0.2	–	0.2
Other changes	–	–	–0.1	–	–	–	–	–0.1
Balance 31.12.2005	**99.1**	**309.4**	**1,163.0**	**7.1**	**618.5**	**0.3**	**199.9**	**2,397.2**

1) The book value of the negative goodwill created before September 30, 2004 has been booked as retained earnings in accordance with IFRS 3.

Cash flow

Cash flow from the result: +23.1%

On the basis of the higher result before tax, the cash flow from the result achieved a level of EUR 125.6 m in the 1st quarter 2005/06, a rise of 23.1%, or EUR 23.6 m, in comparison to the same period in the preceding year. Due to a slight increase in working capital, the cash flow from operating activities increased even more dynamically, registering a rise of 67.0% to EUR 80.7 m.

Despite the much higher level of investments in both tangible and intangible assets, the cash flow from investment activities was approximately at the level of the preceding year. This was primarily the result of the fact that the item "Cash flow from investment activities" in the 2004/05 financial year included both the purchase price for the two Bulgarian electricity supply companies, as well as the sale of short-term securities for the purpose of financing this acquisition.

The positive cash flow from financing activities amounted to EUR 24.5 m, which was the result of financial liabilities incurred for the purpose of financing EVN's project business.

Total cash flow: EUR 24.1 m

All in all, EVN achieved a positive cash flow for the 1st quarter 2005/06 amounting to EUR 24.1 m, which resulted in an increase in cash and cash equivalents to EUR 106.5 m. Furthermore, a total of EUR 179.0 m were invested in short-term securities as at December 31, 2005, which, in accordance with IFRS, were not allocated to cash equivalents.

Cash flow statement (IFRS)

	2005/06	2004/05	Change	
	Q. 1	Q. 1		
	EUR m	EUR m	EUR m	%
Result before tax	112.2	85.6	26.6	31.1
Non-cash items	13.4	16.4	–3.0	–18.4
Cash flow from the result	125.6	102.0	23.6	23.1
Cash flow from operating activities	80.7	48.3	32.4	67.0
Cash flow from investment activities	–81.1	–80.9	–0.2	–0.2
Cash flow from financing activities	24.5	–27.6	52.1	–
Total cash flow	24.1	–60.1	84.2	–
Cash and cash equivalents at beginning of the period	82.4	64.8	17.6	27.2
Cash and cash equivalents at end of the period	106.5	4.7	101.8	–

Investments/segment
Q. 1 2005/06


7.4%
0.2%
92.4%

- Energy
- Environmental Services
- Other Business

Investments in tangible and intangible fixed assets

In the 1st quarter 2005/06, total investments of the EVN Group in tangible and intangible assets amounted to EUR 40.4 m, a rise of EUR 20.7 m compared to the same period in the previous year. Of the aforementioned investment volume, EUR 37.3 m were invested in the Energy segment, and EUR 3.0 m in the Environmental Services segment.

Outlook

For 2005/06, EVN anticipates an increase in sales volumes for all individual business units, thanks to the cold temperatures prevailing in the first months of the financial year. In the light of the record level of electricity production posted in the 1st quarter 2005/06, EVN expects its own electricity generation for the entire year to exceed the level achieved in the preceding year. Naturally, this is closely linked to the development of wholesale prices, water flow conditions in Austrian rivers and the prices for primary energy purchases and CO_2-emission certificates. In contrast, sales revenues in the network business area are expected to decline significantly, due to the reduction in network tariffs prescribed by the Austrian regulatory authority. This drop in revenues will be cushioned by the rise in cable TV and telecommunications revenues. In the Energy Supply business unit, the further increase in primary energy costs is likely to exert continuing pressure on margins, which, however, should at least be partially offset by timely increases in energy sales prices. EVN anticipates a favourable development for its Bulgarian subsidiaries for the current financial year, as well as progress in optimising corporate processes and lowering network losses. In the course of EVN's restructuring efforts, non-recurrent expenses are to be expected. Finally, on the basis of the positive development of ongoing projects, the Environmental Services segment will continue to augment its contributions to Group sales revenues and net result.

During the course of 2005/06, EVN Group investments in the field of renewable energies will climb significantly, as will investments in upgrading the network infrastructure and electricity meters used by the two Bulgarian subsidiaries. As a result, investments in tangible assets will be well above the level of the preceding year.

EVN anticipates a noticeable improvement in total Group sales revenues and operating result for the entire 2005/06 financial year. This forecast is mainly based on the first-time consolidation of the Bulgarian subsidiaries for the complete financial year, the high level of electricity production in EVN's own power plants, as well as the ongoing growth in the water, wastewater and waste incineration business areas. The more favourable economic environment will also help to stimulate EVN's business. Due to the positive development of EVN Group investments, the financial result is also expected to surpass EVN's performance in the previous year, which in turn should lead to an improvement in the Group net result.

Business segments

For the first time, this letter to EVN shareholders takes into account the new structure of the EVN Group, implemented at the beginning of the 2005/06 financial year. On the one hand, this new segment reporting is a compact description of the relevant management components characterising the EVN Group (management approach). On the other hand, it is also designed to convey a sufficient level of information about the course of business in the different business areas, and thus serves as the basis for a coherent interpretation of developments at EVN Group. Accordingly, the structure of this report focuses on the three business segments: Energy, Environmental Services, and Other Business. Within the Energy segment, EVN operations have been subdivided into individual business units, which are oriented by the particular activities on the value-added chain.

Energy segment

The Energy segment consists of the following business units: Generation, Networks, and Energy Supply as well as Bulgaria, which will be described in greater detail below.

Key figures Energy segment[1]

EUR m	2005/06	2004/05	Change	
	Q. 1	Q. 1	EUR m	%
External sales revenues	473.8	316.1	157.7	49.9
Intra-Group revenues	2.9	0.7	2.2	–
Operating expenses	–363.3	–222.4	–140.9	–63.4
EBITDA	113.4	94.3	19.1	20.2
Depreciation	–36.4	–30.0	–6.4	–21.2
Operating result (EBIT)	77.0	64.3	12.7	19.7
EBIT margin (%)	16.2	20.3	–	–
Financial result	–1.3	–1.2	–0.1	–9.1
Result before tax	75.7	63.1	12.6	19.9

[1] The new business segment reporting deviates from the one in EVN's Annual Report 2004/05. As of the 1st quarter 2005/06, the segmentation has been modified to reflect the new Group structure and internal reporting. For comparison the corresponding pro-forma values for the 2004/05 financial year have been calculated retroactively.

Key energy business indicators

	2005/06	2004/05	Change	
	Q. 1	Q. 1	Nominal	%
Electricity production (GWh)	1,475	1,224	251	20.5
thereof thermal power	1,309	1,059	250	23.6
thereof renewable energy	166	164	1	0.8
Distribution volumes				
Electricity (GWh)	1,899	1,835	63	3.5
Gas (m m³)	488	470	18	3.9
Supply volumes to end customers				
Electricity (GWh)	3,556	1,651	1,905	115.4
thereof Austria	1,694	1,651	43	2.6
thereof Bulgaria	1,862	–	1,862	–
Gas (m m³)[1]	263	248	15	5.9
Heating (GWh)	351	332	19	5.6

[1] Incl. gas wholesales amounting to 28 m m³ (previous year: 25 m m³)

Massive use of EVN's thermal power stations

As of mid-November 2005, the electricity market on the European continent has been characterised by a high-price phase. In the light of significantly higher wholesale prices for electricity, EVN massively increased the use of its own thermal power plants. In turn, this led to a corresponding rise in electricity generation in EVN's coal and gas-fired power stations, which reached the historically highest quarterly level of 1,309 GWh. Thus the electricity generated surpassed the quarterly volume of 1,059 GWh achieved in the 1st quarter 2004/05 by 23.6%. Compared to last year, EVN considerably boosted its entire electricity output (including hydroelectric and wind-generated power) by 20.5%, or 251 GWh, to a total of 1,475 GWh.

Due to the increase in electricity sales in the EVN network, the distribution volumes for electricity rose by 3.5%, or 63 GWh, to 1,899 GWh. As a consequence of the lower temperatures, distribution volumes for gas climbed by 3.9%, or 18 m m^3, to 488 m m^3.

Electricity supply volumes: +115.4%

Total electricity sales volumes of the EVN Group supply to end customers increased by 115.4%, or 1,905 GWh, to 3,556 GWh, during the 1st quarter 2005/06. The main reason was the first-time consolidation of the two Bulgarian electricity supply companies, whose electricity sales volumes alone reached a level of 1,862 GWh. At the same time, the volumes sold to end customers in Austria rose by 2.6% to 1,694 GWh.

Coverage ratio: 87.0%

As a result, the EVN Group supplied 41.5% of the electricity which is provided to end customers through its own power plants. If one does not take into account the newly-acquired Bulgarian electricity supply companies, this figure is much higher at 87.0%.

Gas supply volumes: +5.9%

In the period October to December 2005, gas volumes supplied to end customers amounted to 263 m m^3, a rise of 5.9%, or 15 m m^3 above the level of the previous year. Temperatures were lower than in the comparatively warm 1st quarter 2004/05, which tended to have a positive effect on gas supply volumes.

Heating sales volumes: +5.6%

The low temperatures, combined with the ongoing construction of new plants, led to an increase in heating sales volumes by 5.6%, or 19 GWh, to 351 GWh during the period under review.

Sales revenues: +49.9%

In the 1st quarter 2005/06, external sales revenues of the Energy segment rose by 49.9% compared to the previous year's total, or EUR 157.7 m, to EUR 473.8 m. This can be attributed to the first-time consolidation of the two Bulgarian subsidiaries, as well as to the record generation level and the supply business.

There was a considerable improvement in the earnings level of the Energy segment, which successfully coped with price pressures in energy procurement and supply, as well as the costs of the required restructuring measures in Bulgaria. EBITDA in the Energy segment rose by 20.2% to EUR 113.4 m, which was mainly due to increased electricity production.

EBIT: +19.7%

EBIT climbed by 19.7% to EUR 77.0 m. This increase can be primarily attributed to the higher electricity wholesale prices, as well as an improvement in the gas supply margin as a consequence of upward adjustments in gas sales prices.

Generation business unit

The Generation business unit encompasses the electricity production of the EVN Group derived from thermal sources, hydroelectric power, wind and biomass. In this regard, this business unit consists of EVN's own thermal power stations in Dürnrohr, Theiß and Korneuburg, the sourcing of electricity from the Danube power stations of Melk, Greifenstein and Freudenau on the basis of procurement rights, and the business activities of evn naturkraft GmbH, with its hydroelectric, wind and biomass-fired power plants.

Generation business unit				
EUR m	2005/06	2004/05	Change	
	Q. 1	Q. 1	EUR m	%
Sales revenues	77.2	54.1	23.1	42.8
Operating result (EBIT)	11.5	4.1	7.4	179.8
Result before tax	10.0	4.3	5.7	132.6

Sales revenues: +42.8%
EBIT: +179.8%

Considerable rise in generation sales revenues and operating result

The expansion of electricity generation in EVN's own power plants, together with higher market prices for electricity, drove up sales revenues for the Generation business unit by 42.8%, or EUR 23.1 m, to EUR 77.2 m. This increase clearly compensated for the negative impact of price increases in primary energy as well as expenditures for additionally needed CO_2-emission certificates. As a consequence, the operating result of this business unit reached a level of EUR 11.5 m in the 1st quarter 2005/06, significantly higher than in the preceding year.

Investments

EVN's investments amounting to EUR 4.8 m in this business unit focused on expanding its capacity of wind-generated power.

Networks business unit

The Networks business unit primarily encompasses the distribution of electricity and gas in Austria, as well as EVN's cable TV and telecommunications businesses. Thus, the Networks business unit primarily consists of the companies EVN AG, EVN Netz GmbH and Kabelsignal AG.

Network price adjustments for electricity and gas

New regulation for grid tariffs in Austria

Effective January 1, 2006, the Austrian regulatory authority lowered the network access tariffs for EVN's electricity networks by an average of 2.5%. However, this price adjustment in electricity network tariffs was not carried out on the basis of an individual cost evaluation procedure, as had been the policy of the regulator in the past. Instead, it was the result of a newly-launched, multi-year incentive regulatory system. One core element of this model is a national benchmarking for Austrian network operators, of which EVN is ranked among the most efficient. The pre-defined regulatory parameters, which will remain unchanged during the current regulatory period lasting until 2009, guarantee a greater degree of predictability and planning reliability.

Effective November 1, 2005, gas network tariffs in the EVN networks were also significantly reduced by an average of 9.6%.

Networks business unit				
EUR m	2005/06	2004/05	Change	
	Q. 1	Q. 1	EUR m	%
Sales revenues	128.6	124.6	4.0	3.2
Operating result (EBIT)	47.1	41.0	6.1	14.8
Result before tax	44.5	39.5	5.0	12.7

Despite an increase in distribution volumes of electricity and gas, network revenues declined by 2.6% to EUR 109.2 m in the period under review, due to the reductions in network tariffs stipulated as prescribed by the regulator.

Sales revenues: +3.2%
EBIT: +14.8%

However, higher cable TV and telecommunications sales revenues led to an overall increase in sales revenues for the Networks business unit by EUR 4.0 m to EUR 128.6 m. EBIT also improved by 14.8% to EUR 47.1 m.

Investments

EVN invested a total of EUR 17.7 m in its network infrastructure during the 1st quarter 2005/06. Investments focused on further enlarging and strengthening the existing electricity and gas distribution networks in Lower Austria. The main priority is to link up new wind generating power facilities (wind parks).

Energy Supply business unit

The Energy supply business unit encompasses both the sourcing of electricity and gas as well as the sale of electricity, gas and heating within the framework of Energie Allianz and by EVN respectively.

Energy Supply business unit

EUR m	2005/06	2004/05	Change	
	Q. 1	Q. 1	EUR m	%
Sales revenues	221.0	166.7	54.3	32.6
Operating result (EBIT)	18.3	19.2	–0.9	–4.7
Result before tax	21.0	19.4	1.7	8.6

Sales revenues: +32.6%
EBIT: –4.7%

In the 1st quarter 2005/06, sales revenues in the Energy Supply business unit climbed by 32.6%, or EUR 54.3 m, to EUR 221.0 m. This growth was based on increases in electricity and gas energy prices implemented during the 2004/05 financial year, as well as higher sales volumes. However, major price increases for electricity and natural gas, which were particularly noticeable during the last weeks of the calendar year 2005, could not be fully compensated by price adjustments in electricity and gas sales prices. For this reason, EBIT in this business unit declined by 4.7%, or EUR 0.9 m, to EUR 18.3 m.

Investments

In the 1st quarter 2005/06, EVN invested a total of EUR 7.6 m in the Energy Supply business unit. Investments focused on ongoing construction work for the two combined cycle heat and power plants in Baden and Mödling.

Bulgaria business unit

The Bulgaria business unit encompasses EVN Group activities in Bulgaria. Thus, it primarily comprises the business operations in electricity supply and distribution, as well as the provision of network services performed by the two Bulgarian regional energy suppliers ERP Plovdiv and ERP Stara Zagora, of which EVN acquired a majority holding in January 2005.

Bulgaria business unit[1)]

EUR m	2005/06	2004/05	Change	
	Q. 1	Q. 1	EUR m	%
Sales revenues	96.2	–	96.2	–
Operating result (EBIT)	0.1	–	0.1	–
Result before tax	0.2	–	0.2	–

1) Consolidated in the EVN financial statements as of January 2005

Sales revenues: EUR 96.2 m
EBIT: EUR 0.1 m

The two Bulgarian electricity companies ERP Plovdiv and ERP Stara Zagora, which were not yet included in the consolidated financial statements of the EVN Group of the 1st quarter 2004/05, achieved sales revenues amounting to EUR 96.2 m in the first three months of the financial year 2005/06. The operating result (EBIT) of the two subsidiaries totalled only EUR 0.1 m, due to the restructuring measures and the ongoing depreciation of the customer base existing at the time of the initial consolidation.

Investments

EVN initiated an investment programme to upgrade electricity meters and network technologies, as a means of reducing the high levels of electricity losses. This modernisation drive accounted for a large part of the investments amounting to EUR 7.3 m in the 1st quarter 2005/06.

Environmental Services segment

Water, wastewater, waste incineration

The Environmental Services segment encompasses the water and waste incineration activities of the EVN Group. On the one hand, the water business is comprised of the regional supply of drinking water in Lower Austria (evn wasser). On the other hand, it consists of the international project business in the fields of drinking water and wastewater treatment in Central and Eastern Europe (WTE Group).

The waste incineration business primarily includes the thermal waste incineration plant in Dürnrohr, as well as the international project business in regards to planning, financing, constructing and operating waste incineration facilities.

Key figures Environmental Services segment[1)]

EUR m	2005/06	2004/05	Change	
	Q. 1.	Q. 1	EUR m	%
External sales revenues	62.9	37.4	25.5	68.3
Intra-Group revenues	2.2	1.8	0.4	22.0
Operating expenses	–50.4	–25.7	–24.7	–96.1
EBITDA	14.7	13.5	1.2	9.1
Depreciation	–4.9	–3.4	–1.5	–43.8
Operating result (EBIT)	9.8	10.2	–0.4	–3.5
EBIT margin (%)	15.1	26.0	–	–
Financial result	–1.7	–3.4	1.7	49.3
Result before tax	8.1	6.8	1.3	19.3

1) The new business segment reporting deviates from the one in EVN's Annual Report 2004/05. As of the 1st quarter 2005/06, the segmentation has been modified to reflect the new Group structure and internal reporting. For comparison the corresponding pro-forma values for the 2004/05 financial year have been calculated retroactively.

Project business proceeding on schedule

Construction of a thermal waste incineration installation for the city of Moscow, with an annual capacity of 360,000 tonnes, continues to proceed as planned. EVN was contracted in 2004 to build the facility within the framework of an international tender. Up until now, the volume of construction work performed by EVN has reached a level of EUR 59.5 m.

EVN is currently also building a drinking water facility in Moscow, which will commence operations on schedule at the end of 2006. As at the end of December 2005, EVN had completed plant components valued at EUR 150.0 m.

Sales revenues: +68.3%
EBIT: –3.5%

In the period under review, sales revenues of the Environmental Services segment rose by EUR 25.9 m to EUR 65.1 m. In contrast, the operating result declined by 3.5%, or EUR 0.4 m, to EUR 9.8 m in comparison to the previous year. This can be attributed to the higher share of completed construction work on the large projects in Moscow mentioned above, together with the higher level of depreciation of the capitalised profit contributions of the order backlog in the WTE Group.

Investments

In the 1st quarter 2005/06, the EVN Group invested a total of EUR 3.0 m in its Environmental Services segment. Investments were primarily made in connection with the takeover of the water supply network in the municipality of Gerasdorf near Vienna as well as the construction of a sewage network and a wastewater purification facility for two Lower Austrian towns.

The international project business in the field of Environmental Services is primarily covered the reporting items "Long-term receivables from leasing transactions" and "Non-invoiced customer orders". As a result, the incorporation of these companies in the consolidated financial statements of the EVN Group does not result in any major additions to fixed assets.

Other Business segment

The Other Business segment mainly includes Group services, strategic Group investments (Verbundgesellschaft, RAG Beteiligungs AG, Burgenland Holding AG, Energie AG), as well as the operations of those subsidiaries which are not considered core business of the EVN Group.

Segment reporting

EUR m	Energy		Environmental Services		Other Business		Consolidation		Group total	
	2005/06	2004/05	2005/06	2004/05	2005/06	2004/05	2005/06	2004/05	2005/06	2004/05
	Q. 1	Q. 1	Q. 1	Q. 1	Q. 1	Q. 1	Q. 1	Q. 1	Q. 1	Q. 1
External sales revenues	473.8	316.1	62.9	37.4	11.1	4.9	–	–	547.8	358.4
Intra-Group revenues	2.9	0.7	2.2	1.8	9.0	1.0	–14.1	–3.5	–	–
Operating expenses	–363.3	–222.4	–50.4	–25.7	–18.5	–6.2	13.1	2.6	–419.1	–251.7
EBITDA	113.4	94.3	14.7	13.5	1.5	–0.4	–0.9	–0.8	128.7	106.6
Depreciation	–36.4	–30.0	–4.9	–3.4	–0.6	–0.6	0.9	0.8	–40.9	–33.2
Operating result (EBIT)	77.0	64.3	9.8	10.2	0.9	–1.0	–	–	87.7	73.5
EBIT margin (%)	16.2	20.3	15.1	26.0	4.4	–16.9	–	–	16.0	20.5
Financial result	–1.3	–1.2	–1.7	–3.4	27.5	16.7	–	–	24.5	12.1
Result before tax	75.7	63.1	8.1	6.8	28.4	15.7	–	–	122.2	85.6

Sales revenues/region Q. 1 2005/06


9.0%
17.6%
73.4%

- Austria
- Bulgaria
- Central and Eastern Europe

Segment reporting by region

EUR m	Austria		Bulgaria		Central and Eastern Europe		Group total	
	2005/06	2004/05	2005/06	2004/05	2005/06	2004/05	2005/06	2004/05
	Q. 1	Q. 1	Q. 1	Q. 1	Q. 1	Q. 1	Q. 1	Q. 1
Sales revenues	402.2	336.5	96.2	–	49.4	21.8	547.8	358.4
Operating result (EBIT)	83.1	69.1	0.1	–	4.5	4.3	87.7	73.5

The EVN share

During the period under review, October to December 2005, the international stock markets tended to maintain their positive development. The basis for this upward trend, particularly in Europe, were optimistic economic growth forecasts as well as a continuation of favourable corporate results. Against this backdrop, the German stock index DAX posted a rise of 7.2%. Gains in the USA were considerably lower, which can be primarily attributed to the restrictive interest rate policies of the U.S. Federal Reserve Bank. As a result, the Dow Jones index only showed a rise of 1.4% in the 1st quarter of the 2005/06 financial year, a performance significantly below the European benchmark.

ATX continues to climb

Similar to the international stock markets, the development of the ATX index of the Vienna Stock Exchange was also a very dynamic one, showing an increase of 6.1% in the same period. The Dow Jones Euro Stoxx Utilities, the sector index which is of importance to EVN, posted slightly lower gains, registering growth of 5.7%.

Consolidation of EVN share price

Following its dynamic performance towards the end of the previous financial year, in which it gained 80.7% in value, the EVN share consolidated at the beginning of the period under review – characterised by profit taking by shareholders and a decline in the ATX weighting of the EVN share – again to a somewhat lower level. During the 1st quarter of the financial year 2005/06, the EVN share price fell by 8.5% and closed at EUR 68.8. As a consequence, the market capitalisation of the EVN Group at the end of December 2005 amounted to approx. EUR 2.8 bn. Strong arguments in favour of investing in EVN shares continue to be its successful expansion into Bulgaria, the positive development of Group investments, the dynamic growth of the environmental business, and the further increase in value of EVN's shareholding in Verbundgesellschaft.

The trading volume and as a result, the liquidity of the EVN share continued to increase. Total trading in EVN shares on the Vienna Stock Exchange amounted to a value of EUR 141 m during the period under review, an increase of 194% compared to the previous year. Turnover in EVN shares was equal to 0.69% of total Vienna Stock Exchange trading. At the closing date on December 31, 2005, the ATX weighting of the EVN share was 1.41%.

EVN share price – relative development



Base: October 1, 2004
200
180
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140
120
100
%
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
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Aug
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Oct
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EVN closing price
ATX
Dow Jones Euro Stoxx Utilities
2006

Index weighting	
	December 31, 2005
ATX (Austrian Traded Index)	**1.41%**
ATX Prime	**1.27%**
WBI (Vienna Stock Exchange Index)	**2.67%**

Performance				
		2005/06	**2004/05**	**2003/04**
		Q. 1.	**Q. 1.**	**Q. 1.**
Share price at the end of December	EUR	68.60	45.00	40.00
Highest price	EUR	76.89	45.42	41.20
Lowest price	EUR	65.20	40.90	36.10
Value of shares traded[1]	EUR m	141	48	31
Share of total turnover[1]	%	0.69	0.44	0.62
Market capitalisation at the end of December	EUR m	2,804	1,840	1,503

[1] Vienna Stock Exchange

Basic information	
Share capital, denomination	EUR 99,069,392.62 40,881,455 non-par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listings	Vienna
ADR programme; depositary	Sponsored level one ADR program (5 ADR = 1 share); Bank of New York
Ratings	Aa3, stable (Moody's); A+, negative (Standard & Poor's)

Corporate Governance

Scaling down of Supervisory Board

The 77th Annual General Meeting of EVN, held on January 12, 2006, approved a reduction in the number of shareholders' representatives on the Supervisory Board from 15 to 13. As a result, the Supervisory Board, including employee representatives, was reduced from a total of 23 to 20 members. According to the principles of correct Corporate Governance, in the case of a free float in excess of 25%, the Supervisory Board should include a member who represents the free float interests. Accordingly, the appointment of a representative of the second largest shareholder, EnBW Energie Baden-Württemberg AG, to the Supervisory Board appeared expedient.

The newly-appointed members of EVN's Supervisory Board are listed in detail at **www.investor.evn.at**

Investor Relations

Trust through information

In the 1st quarter 2005/06, EVN maintained its active dialogue with all capital market participants. In addition to comprehensive, ongoing activities, the highlights of investor relations during the period under review were two corporate presentations in the United States – in the course of an international financial conference in Florida and on the occasion of a road show organised by the Vienna Stock Exchange in New York – as well as the traditional EVN booth at Vienna's GEWINN trade fair in October. In December, EVN's annual results for the financial year 2004/05 were presented in Vienna and Frankfurt to a wide audience.

EVN won an award within the framework of the CSR ranking "Companies with Responsibility", carried out in Austria for the first time. EVN considers this a particular sign of the recognition granted to its activities in the field of sustainability. In mid-November 2005, EVN was ranked No. 1 among Austria's most responsible companies by a prominent jury assessing 70 major Austrian companies. The decision was based on the company's overall commitment, with a focus on employees, society, the environment and the capital market.

Comprehensive sustainability reporting

In the past financial year, EVN also published a comprehensive Sustainability Report under the motto "Responsibility leads the way" in addition to its Annual Report. It provides an overview of EVN Group's multifaceted initiatives in this field. Extensive coverage is granted to issues such as Corporate Responsibility management, the dialogue with stakeholders, and climate protection. In addition, research and development, environmental services, initiatives on behalf of employees and EVN's commitment to specific social issues are also important topics.

We would like to extend a cordial invitation to you to visit our investor homepage. At **www.investor.evn.at**, you will find all relevant information, such as current reports, press releases, share price development, financial calendar and much more. Furthermore, we also offer you numerous services tailored to the specific needs of investors. Comprehensive information about EVN's initiatives for a sustainability-oriented corporate management is provided at **www.responsibility.evn.at**.

Financial Calendar 2005/06[1)]

- ▷ Result HY. 1 2005/06 May 30, 2006
- ▷ Result Q. 1–3 2005/06 August 29, 2006
- ▷ Annual results 2005/06 December 12, 2006

1) Preliminary

EVN AG

Head Office
EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Investor Relations
Georg Waldner
Phone +43 2236 200-12718
Fax +43 2236 200-82718
E-mail: investor.relations@evn.at

Information on the Internet
www.evn.at
www.investor.evn.at
www.responsibility.evn.at